Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 6 to Registration Statement No. 333-139704 on Form S-11 of our report dated March 17, 2010, relating to the consolidated financial statements and financial statement schedules of Cornerstone Healthcare Plus REIT, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustments related to the adoption of a new accounting provision with respect to noncontrolling interests), appearing in the Annual Report on Form 10-K of Cornerstone Healthcare Plus REIT, Inc. for the year ended December 31, 2009 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

July 30, 2010